December 31, 2019

Philip Jiaqi Kuai
Chief Executive Officer
Dada Nexus Limited
22/F, Oriental Fisherman's Wharf
No.1088 Yangshupu Road
Yangpu District, Shanghai
People's Republic of China

       Re: Dada Nexus Limited
           Draft Registration Statement on Form F-1
           Submitted December 5, 2019
           CIK No. 0001793862

Dear Mr. Kuai:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Given that JD Sunflower Investment Limited has 51.8% of the total voting power of the company, please clarify whether the company will be a "controlled company" under the definition of the applicable listing exchange after the offering and provide disclosure in this section as well as in the prospectus summary and risk factors sections, to the extent appropriate.
 Philip Jiaqi Kuai
FirstName LastNamePhilip Jiaqi Kuai
Dada Nexus Limited
Comapany31, 2019 Nexus Limited
December NameDada
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Prospectus Summary, page 1

2. Please quantify the substantial portion of your revenues that are attributable to your business cooperation agreements with related parties.
Conventions that Apply to this Prospectus, page 7

3. Please disclose any limitations associated with your calculation of your active consumers metric. For example, disclose whether this metric may count certain consumers more than once during a given period based upon whether they set up multiple accounts using different e-mail addresses or whether they place orders from a desktop or mobile device.
Risk Factors
Risks Related to Our Business and Industry
Any deterioration in our relationship..., page 16

4. Please disclose the percentage of ownership held by JD Group and Walmart Group. Also, disclose any material termination provisions in the license agreements with JD Group described in this risk factor.
Our concentration on a small number of customers..., page 17

5. Please disclose the percentage of your revenues that are attributable to each of JD Group and Walmart Group.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 79

6. We note your disclosure related to the key performance metrics "number of orders delivered," "GMV" and "number of active consumers." Please revise to provide this metric for each quarter within the periods presented and include a discussion of the trends, expectations and purpose of these metrics as they relate to your business operations and performance.
Key Components of Results of Operations, page 81

7. Please enhance your disclosure to more clearly quantify, identify, and discuss the trends in your related party revenues separately from your non-related party revenues.
8. Please revise to discuss quantitatively and qualitatively your reliance on rider incentives and customer discounts and the extent to which your historical practices are indicative of near-term trends.
Our ability to control operating expenses and enhance operational efficiency, page 81

9. Please disclose your retention rates for the periods presented and discuss any trends in retention rates for your services.
 Philip Jiaqi Kuai
FirstName LastNamePhilip Jiaqi Kuai
Dada Nexus Limited
Comapany31, 2019 Nexus Limited
December NameDada
Page 3
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Results of Operations, page 86

10. Please revise your results of operations discussion to provide greater insight to your investors regarding the underlying causes of increases or decreases in the components of net income. For example, when you identify intermediate causes of changes in revenues, such as changes "in order volume of last-mile and intra-city delivery" and "GMV," please describe in sufficient detail the underlying reasons driving such changes.
Critical Accounting Policies, page 97

11. Please revise to add the consolidation of your VIE as a critical accounting policy and disclose significant judgments used, assumptions made and accounting guidance followed in determining whether you are the primary beneficiary of Shanghai Qusheng and why consolidation of that entity in your consolidated financial statements was appropriate.
Industry, page 104

12.      Please disclose the source of the assertions in this section.
Business
Our Strategic Partners, page 122

13. Please disclose any material termination provisions in your agreements with JD Group and Walmart Group and disclose the percentage of your revenue that is attributable to each of these agreements for the periods presented. Also, clarify whether your agreement with Walmart Group contains any exclusivity provisions. Please file both of these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of
         Regulation S-K.
Related Party Transactions
Other Related Party Transactions, page 157

14. We note that you have extended loans to your Chief Technology Officer, Mr. Jun Yang, for personal use. Please tell us whether this arrangement will continue beyond the completion of this offering.
Underwriting
Lock-Up Agreements, page 190

15. Please disclose the exceptions to the lock-up agreements. Consolidated Statements of Operations and Comprehensive Loss, page F-5

16.      Please revise to show revenue and cost of revenue in accordance with
Item 5-03
         of Regulation S-X. We note your current presentation only shows cost of goods sold which appears to be a small portion of total cost of revenue. In addition, your line item fulfillment expense appears to include expenses related to cost of revenue.
 Philip Jiaqi Kuai
FirstName LastNamePhilip Jiaqi Kuai
Dada Nexus Limited
Comapany31, 2019 Nexus Limited
December NameDada
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Note 1. Organization and Nature of Operations, page F-8

17. Please revise the table that shows your major subsidiaries and consolidated VIE to include a "Principal activities" column that describes the nature and purpose of the subsidiaries and VIE in the corporate structure of the business.
Note 2.2 Basis of Consolidation, page F-9

18. We note your disclosure of the contractual agreements that provide the Company with effective control over Shanghai Qusheng. Please clarify how the contractual agreements convey power to direct the activities of the VIE and what those powers entail.


19.      We note that the Exclusive Business Cooperation Agreement between the
Company
         through Dada Glory and the VIE in which the VIE agrees to pay the Company service fees at an amount that "equals to 100% of the net income generated by the VIE." Please describe in greater detail and clarify how the Exclusive Business Cooperation Agreement also obligates the Company to absorb losses of the VIE that could be significant to the
         VIE.
20. Based on your disclosures on pages F-12 and F-57, it appears that your VIE, Shanghai
         Qusheng, contributes minimal amounts to your consolidated net revenues and loss. Please enhance your disclosure to clarify which subsidiaries own the operations of Dada
         Now and JDDJ . Also, explain your basis in GAAP for consolidating the subsidiaries that own Dada Now and JDDJ, including if you are able to have direct equity ownership in those PRC entities.
Note 2.17 Revenue Recognition, page F-17

21. We note your disclosures on page F-17 where you state that you act as an agent when providing delivery services through your platform Dada Now. Please revise to clarify why you "do not have the ability to control related services." Please specifically disclose if your riders have the ability to accept, decline or ignore the deliver order placed by a customer through your platform. For arrangements where you act as principal, please similarly clarify if riders used to fulfill those delivery needs have the ability to accept, decline or ignore a delivery assignment. See ASC 606-10-55-39.
22. We note that you provide some of your customers incentives in the form of coupons or volume-based discounts in the provision of delivery services. Please tell us and clarify if you consider the coupons or volume-based discounts as variable consideration and, if so, which method you used to estimate the amount of variable consideration pursuant to ASC
         606-10-32-8. Revise to disclose this method in accordance with ASC 606-10-50-20(a).
23. In regard to your rider incentives, please clarify how you determined that the riders are not also your customers. We note your disclosures indicate that access to your Dada Now technology platform provides riders with services such as delivery Philip Jiaqi Kuai
FirstName LastNamePhilip Jiaqi Kuai
Dada Nexus Limited
Comapany31, 2019 Nexus Limited
December NameDada
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FirstName LastName
         order recommendations, route efficiencies and an automated pricing system.
24. We note your disclosure on page F-17 that you earn variable amounts from customers and may record a loss from on-demand delivery services where you act as an agent. For each period presented, please quantify these losses and tell us how you determined that these losses should be recorded within fulfillment expenses. Additionally, please describe for us and disclose the variable consideration associated with these and any of your other arrangements with customers, as appropriate. Please refer to ASC 606-10-50-20.
25. Please tell us how you considered the guidance in ASC 606-10-55-38 in determining that rider incentives should be classified as fulfillment expenses rather than as a reduction of revenue.
26. We note that your fulfillment expenses include expenses charged by outsourced delivery agencies. Please explain which of your customer arrangements involve the use of outsourced delivery agencies and how your use of these agencies affected your principal or agent determinations. Please refer to ASC 606-10-50-12 and 606-10-55-36 through 55-
         40.
27. For arrangements where you act as principal to fulfill the delivery needs of retailers on
         JDDJ and other business customers on Dada Now, please tell us how you determined who is the customer for these arrangements. Please refer to ASC 606-10-25-1 through 25-8.
Note 4. Short-Term Investment, page F-25

28. Please enhance your definition of "Wealth management product" to clarify the nature, terms and conditions of the investment products, including whether they are accounted for as trading or available-for-sale securities.
15. Ordinary Shares, page F-38

29. We note that on April 23, 2018, you "issued 7,092,667 ordinary shares for vested restricted share units of the founder and the co-founder." Tell us how you accounted for this issuance referring to your basis in accounting literature.

Note 19. Related Party Transactions, page F-43

30. Please revise to describe and clarify in further detail the nature and significant terms of your related party transactions with the JD Group and Walmart in light of the material importance of your in-depth collaborations with both related parties. Refer to the ASC 850-10-50-1.
General

31. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
 Philip Jiaqi Kuai
Dada Nexus Limited
December 31, 2019
Page 6
      not they retain copies of the communications.
        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Inessa
Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNamePhilip Jiaqi Kuai
                                                          Division of
Corporation Finance
Comapany NameDada Nexus Limited
                                                          Office of Technology
December 31, 2019 Page 6
cc:       Z. Julie Gao, Esq.
FirstName LastName